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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ___)*


                                 MIGRATEC, INC.
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   598622 10 8
                                 (CUSIP Number)

                                  JULY 11, 2003
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 598622 10 8                                                Page 2 of 5

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1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Richard A. Gray, Jr.
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2.   Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                    (b) [ ]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization                      United States

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                              5.   Sole Voting Power                8,756,628(1)
Number of
Shares
Beneficially                  6.   Shared Voting Power                     -0-
Owned by
Each
Reporting                     7.   Sole Dispositive Power           8,756,628(1)
Person With

                              8.   Shared Dispositive Power                -0-

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person   8,756,628(1)

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10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

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11.  Percent of Class Represented by Amount in Row (9)                   5.2%(2)

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12.  Type of Reporting Person*                                                IN

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(1) Includes 1,216,667 shares issuable to Mr. Gray upon the exercise of outstanding stock options and warrants and 100,000 shares held by the Gray Family Trust, of which Mr. Gray is the trustee; also includes 4,844,961 shares of common stock issuable upon the conversion of a convertible secured promissory note in the principal amount of $125,000 at a conversion price, as of July 14, 2003, of $0.0258 per share.

(2) Assumes a total of 162,357,550 shares of common stock outstanding, as reported in MigraTEC, Inc.'s Form 10-QSB for the three months ended March 31, 2003, filed with the Securities and Exchange Commission on May 12, 2003.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 598622 10 8                                                Page 3 of 5

ITEM 1(a).  NAME OF ISSUER:

            MigraTEC, Inc., a Delaware corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            11494 Luna Road, Suite 100, Dallas, Texas 75234

ITEM 2(a).  NAME OF PERSON FILING:

            Richard A. Gray, Jr.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            1900 Cedar Springs Road, Dallas, Texas  75201

ITEM 2(c).  CITIZENSHIP:

            United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.001 par value per share

ITEM 2(e).  CUSIP NUMBER:

            598622 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable

ITEM 4.     OWNERSHIP.

            (a) Amount beneficially owned:                                       8,756,628(1)

            (b) Percent of class:                                                     5.2%(2)

            (c) Number of shares as to which the person has:

                (i)    Sole power to vote or to direct the vote                  8,756,628(1)

                (ii)   Shared power to vote or to direct the vote                         -0-

                (iii)  Sole power to dispose or to direct the disposition of     8,756,628(1)

                (iv)   Shared power to dispose or to direct the disposition of            -0-

(1) Includes 1,216,667 shares issuable to Mr. Gray upon the exercise of outstanding stock options and warrants and 100,000 shares held by the Gray Family Trust, of which Mr. Gray is the trustee; also includes 4,844,961 shares of common stock issuable upon the conversion of a convertible secured promissory note in the principal amount of $125,000 at a conversion price, as of July 14, 2003, of $0.0258 per share.

(2) Assumes a total of 162,357,550 shares of common stock outstanding, as reported in MigraTEC, Inc.'s Form 10-QSB for the three months ended March 31, 2003, filed with the Securities and Exchange Commission on May 12, 2003.

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CUSIP No. 598622 10 8                                                Page 4 of 5

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

ITEM 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 598622 10 8                                                Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 16, 2003


                                               /s/ Richard A. Gray, Jr.
                                               ---------------------------------
                                                   Richard A. Gray, Jr.